UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

J. Alexander’s Corporation
(Name of Subject Company (Issuer))

Fidelity National Financial, Inc.
Fidelity National Special Opportunities, Inc.
New Athena Merger Sub Inc.
(Names of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $0.05 PER SHARE (INCLUDING THE ASSOCIATED
SERIES A JUNIOR PREFERRED STOCK PURCHASE RIGHTS)
(Title of Class of Securities)

466096104
(CUSIP Number of Class of Securities)

Michael L. Gravelle
Executive Vice President, General Counsel and Corporate Secretary
Fidelity National Financial, Inc.
601 Riverside Avenue Jacksonville, Florida 32204
(904) 854-8100
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:
Michael J. Aiello
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, NY 10153
Tel: (212) 310-8000
Fax: (212) 310-8007

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
Not applicable*	Not applicable*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A

Form of Registration No.: N/A	Date Filed: N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

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This filing relates solely to preliminary communications made before the commencement of a planned tender offer by New Athena Merger Sub, Inc., a Tennessee corporation, (“Purchaser”), and an indirect, wholly-owned subsidiary of Fidelity National Financial, Inc., a Delaware corporation (“Parent”), for all of the outstanding common stock of J. Alexander’s Corporation, a Tennessee corporation (the “Company”), to be commenced pursuant to the Amended and Restated Agreement and Plan of Merger, dated as of July 30, 2012, among Parent, Purchaser, Fidelity Newport Holdings, LLC (for the limited purposes set forth therein), American Blue Ribbon Holdings, Inc. (for the limited purposes set forth therein), Athena Merger Sub, Inc. (for the limited purposes set forth therein) and the Company.

The Press Release filed herewith as Exhibit 99.1 is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer for the outstanding shares of the Company’s common stock described in this filing has not commenced. At the time the offer is commenced, Parent and Purchaser will file a tender offer statement on Schedule TO with the Securities and Exchange Commission, and the Company will file a solicitation/recommendation statement on Schedule 14D-9, with respect to the tender offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials will be made available to the Company’s stockholders at no expense to them. In addition, all of those materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s website: www.sec.gov.

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press Release dated July 31, 2012

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